August 8, 2019

Jeffrey S. Ervin
Chief Executive Officer
IMAC Holdings, Inc.
1605 Westgate Circle
Brentwood, Tennessee 37027

       Re: IMAC Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 25, 2019
           File No. 333-232820

Dear Mr. Ervin:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 25, 2019

Choice of Forum, page 37

1. With respect to the exclusive forum provision in your certificate of incorporation, we note your disclosure allowing for a carve-out for matters in which no Court of Chancery in the state of Delaware has jurisdiction. However, we find no such carve-out provision in the certificate of incorporation which you have incorporated by reference into your filing.
       Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
 Jeffrey S. Ervin
IMAC Holdings, Inc.
August 8, 2019
Page 2

time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436 or Celeste
Murphy, Legal Branch Chief, at (202) 551-3258 with any questions.



                                                             Sincerely,
FirstName LastNameJeffrey S. Ervin
                                                             Division of
Corporation Finance
Comapany NameIMAC Holdings, Inc.
                                                             Office of
Telecommunications
August 8, 2019 Page 2
cc:       Spencer G. Feldman
FirstName LastName